

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 8, 2017

Via E-Mail
Michael Lehrman
Chairman and Chief Executive Officer
Rodin Global Property Trust, Inc.
110 E. 59th Street
New York, NY 10022

Re: Rodin Global Property Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed February 1, 2017
File No. 333-214130

Dear Mr. Lehrman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2016 letter.

Conflicts of Interest

Charter Provisions Relating to Conflicts of Interest

Allocation of Investment Opportunities, page 95

1. We note your disclosure on page 91 that neither CCRE, BGC nor any other Cantor Company is restricted from competing with your business. We also note that your disclosure relating to the allocation of investment opportunities on page 95 appears to relate to future public and private entities with investment strategies that overlap with yours. Please revise your disclosure to also discuss how investment opportunities will be allocated between you and existing Cantor Companies that compete with your business or have overlapping investment strategies.

Index to Consolidated Balance Sheet

2. Please revise the heading on page F-2 and F-3 to change name of the Company from Rodin Global Access Property Trust, Inc. to Rodin Global Property Trust, Inc.

Exhibit 5.1

3. We note that counsel has assumed sufficient authorized shares, an assumption we consider inappropriate as stated in Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings. Please have counsel provide a revised legal opinion.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Judith D. Fryer, Esq.
        Joseph A. Herz, Esq.
        Greenberg Traurig, LLP